Exhibit 99.1

JMU Limited Receives Nasdaq Notification of Deficiency

SHANGHAI, Aug. 16, 2019 /PRNewswire/ -- JMU Limited (the “Company” or “JMU”) (Nasdaq: JMU) today announced that it has received a notification letter from Nasdaq dated August 14, 2019 indicating that based on the staff’s review of the Company’s Market Value of Publicly Held Shares (“MVPHS”) from July 2, 2019 to August 13, 2019, the Company no longer meets the continued listing requirement set forth in the Nasdaq Listing Rule 5450(b)(1)(C) of maintaining a minimum MVPHS of US$5,000,000 for the Nasdaq Global Market.

The Company has 180 calendar days to regain compliance with the MVPHS requirement. If at any time prior to February 10, 2020, the expiration of the 180-day period, the Company meets the MVPHS requirement for a minimum of 10 consecutive business days, the Company will regain compliance unless the staff exercises its discretion to extend this 10-day period.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “aim,” “anticipate,” “believe,” “estimate,” “expect,” “hope,” “going forward,” “intend,” “ought to,” “plan,” “project,” “potential, ” “seek,” “may,” “might,” “can,” “could,” “will,” “would,” “shall,” “should,” “is likely to” and the negative form of these words and other similar expressions. Among other things, statements that are not historical facts, including statements about JMU's beliefs and expectations are or contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. All information provided in this press release is as of the date of this press release and is based on assumptions that JMU believes to be reasonable as of this date, and JMU does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contact:

Xingyan Gao

JMU Limited

ir@ccjmu.com

Tel: +86 (021) 6015-1166, ext. 8904